Exhibit 99.1

New Gold to Discuss Fourth Quarter and Full Year 2014 Operational Results and 2015 Guidance on February 5, 2015

TORONTO, Jan. 26, 2015 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) plans to hold a webcast and conference call to discuss its fourth quarter and full year 2014 operational results as well as 2015 guidance on Thursday, February 5, 2015 beginning at 10:00 a.m. Eastern time. Participants may listen to the webcast by registering here or from our website at www.newgold.com. You may also listen to the conference by calling toll-free 1-888-231-8191 or 1-647-427-7450 outside of Canada and the U.S. A recorded playback of the call will be available until March 5, 2015 by calling toll-free 1-855-859-2056, or 1-416-849-0833 outside of Canada and the U.S., passcode 61179174. An archived webcast will also be available until February 5, 2016 at www.newgold.com following the event.

About New Gold Inc.
New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

SOURCE New Gold Inc.

%CIK: 0000800166

For further information: New Gold Inc.: Hannes Portmann, Vice President, Corporate Development, Direct: +1 (416) 324-6014, Email: info@newgold.com

CO: New Gold Inc.

CNW 16:30e 26-JAN-15